SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
      Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

                        Sterile Concepts Holdings, Inc.
                           (Name of Subject Company)

                        Sterile Concepts Holdings, Inc.
                       (Name of Person Filing Statement)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                  85915P 10 9
                     (CUSIP Number of Class of Securities)

                                Paul J. Woo, Jr.
                     President and Chief Executive Officer
                        Sterile Concepts Holdings, Inc.
                               5100 Commerce Road
                            Richmond, Virginia 23234
                                 (804) 275-0200

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                    Copy to:

                         Wellford L. Sanders, Jr., Esq.
                    McGuire, Woods, Battle & Boothe, L.L.P.
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                                 (804) 775-1000
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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Sterile Concepts Holdings, Inc., a Virginia corporation (the "Company"), and the address of the principal executive offices of the Company is 5100 Commerce Road, Richmond, Virginia 23234. The title of the class of equity securities to which this Statement relates is the Common Stock, no par value (the "Common Stock"), of the Company (the "Shares"). Unless the context otherwise requires, as used herein the term "Shares" includes Common Stock and the associated share purchase rights (the "Rights") issued pursuant to the Shareholder Protection Rights Agreement dated as of March 6, 1996 (as amended, the "Rights Agreement"), between the Company and First Union National Bank of North Carolina, as Rights Agent (the "Rights Agent").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer by Maxxim Acquisition Co., a Virginia corporation (the "Purchaser") and a wholly owned subsidiary of Maxxim Medical, Inc., a Delaware corporation ("Maxxim"), a wholly owned subsidiary of Maxxim Medical, Inc., a Texas corporation, disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 14, 1996 (the "Schedule 14D-1"), to purchase all of the outstanding Shares at a price of $20 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated June 14, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"). The Offer is scheduled to expire at 12:00 midnight (New York City time) on July 26, 1996, unless extended in accordance with applicable law and the terms of the Merger Agreement (as hereinafter defined).

     The Offer is made pursuant to an Agreement and Plan of Merger dated as of June 10, 1996 (the "Merger Agreement") among Maxxim, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of all remaining conditions to the Merger, the Purchaser will be merged with and into the Company, and the Company will continue as the surviving corporation.

     As set forth in the Schedule 14D-1, each of the Purchaser and Maxxim has its principal executive offices at 104 Industrial Boulevard, Sugar Land, Texas 77470.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described or incorporated by reference herein, to the best knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates.

     Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Company's Proxy Statement dated December 29, 1995 relating to its 1996 annual meeting of shareholders (the "1996 Proxy Statement"). A copy of the 1996 Proxy Statement is attached hereto as exhibit (a) and the portions thereof referred to above are incorporated herein by reference. Reference is also made to Schedule I of this Statement for additional information in response to this Item.

     LIMITATION OF LIABILITY

     The Company's Restated Articles of Incorporation (the "Articles") eliminate all liability of the Company's directors and officers for monetary damages to the Company or its stockholders except in the event of willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Pursuant to such provisions, the Company's directors or officers will not be liable for monetary damages to the Company or its stockholders even if they should fail, through negligence or gross negligence, to satisfy their duty of care to the Company or its stockholders.

     The Articles require indemnification of any person against liability incurred in connection with any proceeding to which that person is made a party by reason of (i) his service to the Company as a director or officer or (ii) his service as a director, officer, trustee, or partner to some other enterprise at the request of the Company, except in the event of willful misconduct or a knowing violation of the criminal law. The Articles also authorize the Company's Board of Directors to contract in advance to indemnify any director or officer by a majority vote of a quorum of disinterested directors. In addition, the Articles authorize the Company's Board of Directors, by a majority vote of a quorum of disinterested directors, to cause the Company

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to indemnify, or agree to indemnify in advance, to the same extent any person who serves as an employee, agent or consultant of the Company or who serves at the request of the Company in some other capacity.

     MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as exhibit (b).

     THE OFFER. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser may modify the terms of the Offer, except that, without the consent of the Company, the Purchaser will not reduce the Offer Price, reduce the number of Shares sought in the Offer, waive the condition that there be validly tendered and not properly withdrawn prior to expiration of the Offer a number of shares equal to more than two-thirds of the outstanding Shares calculated on a fully diluted basis (the "Minimum Condition"), change the form of consideration payable in the Offer, or modify or add to the conditions of the Offer. In addition, without the consent of the Company, the Offer may not be extended beyond any scheduled expiration date except as required by law or if the conditions to the Offer have not been satisfied by the scheduled expiration date.

     THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with the Virginia Stock Corporation Act (the "Virginia Act"), the Purchaser shall be merged with and into the Company (the "Merger"). As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation").

     The Merger Agreement provides that at the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned directly or indirectly by Maxxim or any subsidiary of Maxxim) shall be converted into the right to receive the Offer Price, without interest (the "Merger Consideration").

     Pursuant to the Merger Agreement, each issued and outstanding share of common stock, no par value per share, of the Purchaser shall be converted into one fully paid and non-assessable share of Common Stock of the Company.

     THE COMPANY'S BOARD OF DIRECTORS. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, more than two-thirds of the outstanding Shares (on a fully diluted basis), the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on such Board of Directors (giving effect to the directors designated pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or Maxxim bears to the total number of Shares then outstanding and the Company and its Board of Directors will, at such time, take any and all such action needed to cause the Purchaser's designees to be appointed to the Company's Board of Directors (including to cause directors to resign). Notwithstanding the foregoing, neither the Company, Maxxim nor the Purchaser will take any action to remove or replace any member of the Special Committee (as defined herein) during the period after consummation of the Offer and prior to the Effective Time, and, if for any reason during such period there are fewer than two members of the Special Committee on the Company's Board of Directors, the Company, Maxxim and the Purchaser will use their reasonable efforts to ensure that two members ("Continuing Directors") of the Company's Board of Directors are either members of the Special Committee or persons who are neither officers nor employees of the Company or associated or affiliated with, or designated by, Maxxim. In the event that both Continuing Directors resign from the Special Committee, Maxxim, the Purchaser and the Company shall permit the resigning Continuing Directors to appoint their successors in their reasonable discretion. The Company's obligation to appoint the Purchaser's designees to the Board of Directors is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The Merger Agreement also provides that following the election or appointment of Maxxim's designees to the Company's Board of Directors and prior to the Effective Time, if requested by the majority of the Continuing Directors, such designees will abstain from acting upon, and the approval of the majority of the Continuing Directors will be required to authorize, any termination of the Merger Agreement by the Company, or any amendment of the Merger Agreement requiring action by the Board of Directors, or any extension of time for performance of any obligations or other acts of Maxxim or the Purchaser under the Merger Agreement or any waiver of compliance with any other covenants, agreements or conditions under the Merger Agreement for the benefit of the Company. In addition, the Company will, if requested, use its reasonable efforts to cause persons designated by the Purchaser to constitute the same percentage of each committee of the Company's Board of Directors, each board of directors of the Company's subsidiaries and of each committee of such subsidiary (in each case to the extent of the Company's ability to elect such persons). In furtherance of the foregoing, the Company has agreed to increase the size of the Company's Board of

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Directors, or use its reasonable efforts to secure resignations of directors, or both, to permit the Purchaser's designees to be elected to the Company's Board.

     For a period ending two days prior to the Effective Time (the "Option Exercise Period"), the composition of the Executive Compensation Committee of the Board of Directors of the Company shall remain the same as the Special Committee of the Board of Directors and the Board of Directors shall not take any action to limit or impair the authority of the Executive Compensation Committee to administer the Stock Plan (as hereinafter defined); provided, however, that the Executive Compensation Committee will not (i) make any additional grants or awards of any type pursuant to the Stock Plan, (ii) amend the terms and conditions of any award made pursuant to the Stock Plan prior to the date of the Merger Agreement, or (iii) have any authority to act with respect to any matters other than those related to Options (as hereinafter defined) previously granted under the Stock Plan.

     STOCKHOLDERS MEETING. Pursuant to the Merger Agreement, the Company, through its Board of Directors, will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of voting upon the Merger Agreement and the Merger. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Securities and Exchange Commission (the "Commission") a preliminary proxy statement relating to the Merger and the Merger Agreement and use its reasonable efforts (i) to obtain and furnish the information required by the Commission to be included in the Proxy Statement (as defined herein) and, after consultation with Maxxim and the Purchaser, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders and (ii) to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. If the Purchaser acquires more than two-thirds of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. The Company has agreed, subject to the limitations described below under the heading "No Solicitation," to include in the Proxy Statement the recommendation of the Board of Directors that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

     INTERIM OPERATIONS. In the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or agreed to by Maxxim in writing, prior to the closing of the Merger, the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries will use its reasonable efforts to preserve its business organization intact and maintain satisfactory relations with licensors, customers, suppliers, distributors, employees, creditors and others having business relationships with it. In addition, each of the Company and its subsidiaries will not (i) issue or sell any shares of its capital stock (other than in connection with the exercise of options outstanding on the date of the Merger Agreement) or any of its other securities, or issue any securities convertible into, or options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or any of its other securities or make any other changes in its capital structure; (ii) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries; (iii) declare, pay, set aside or make any dividend or other distribution or payment with respect to, or split, combine, redeem or reclassify, any shares of its capital stock; (iv) enter into any contract or commitment with respect to capital expenditures in excess of $150,000 or enter into any other material contracts except contracts in the ordinary course of business; (v) acquire a material amount of assets or securities or release or relinquish any material contract rights; (vi) adopt or amend any Employee Benefit Plan (as defined in the Merger Agreement) or non-employee benefit plan or program, employment agreement, license agreement or retirement agreement, or, except in the ordinary course of business consistent with past practice, pay any bonus or contingent or other extraordinary compensation; (vii) other than in the ordinary course of business consistent with past practice, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, encumber or subject to any lien, any assets or incur or modify any indebtedness or other liability or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for the obligations of any person; (viii) agree to the settlement of any material claim or litigation; (ix) make any material tax election or settle or compromise any material tax liability; (x) make any material change in its method of accounting; (xi) make any change in or amendment to its Articles or By-Laws (or comparable corporate documents:); or
(xii) agree, in writing or otherwise, to take any of the foregoing actions.

     NO SOLICITATION. In the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries or affiliates will, directly or indirectly, take (and the Company will not authorize or permit its or its subsidiaries' officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents or affiliates, to so take) any action to (i) solicit or initiate the submission of any proposed merger, consolidation, share exchange or other business combination, sale or other disposition of any material amount of assets, sale of shares of capital stock, tender offer

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or exchange offer or similar transactions involving the Company or any of its subsidiaries and a third party (an "Acquisition Proposal") or (ii) participate in any way in discussions or negotiations with, or, furnish any information to, any Person, as defined in the Merger Agreement, (other than Maxxim or the Purchaser) in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. The Merger Agreement provides that the Company may participate in discussions or negotiations with or furnish information to any third party which makes an unsolicited, bona fide noncollusive proposal in writing with respect to a transaction which the Board of Directors of the Company believes is likely to result in an Acquisition Proposal, if the Board of Directors believes (and has been advised by counsel) that failing to take such action would constitute a breach of its fiduciary duties. In addition, neither the Board of Directors of the Company nor any committee thereof will withdraw or modify in a manner adverse to Maxxim the approval and recommendation of the Offer and the Merger Agreement or approve or recommend any Acquisition Proposal, provided that the Company may recommend to its stockholders an Acquisition Proposal and in connection therewith withdraw or modify its approval or recommendation of the Offer and the Merger if (i) the Board of Directors of the Company has determined that the Acquisition Proposal is an unsolcited, bona fide and noncollusive Acquisition Proposal on terms which a majority of the members of the Special Committee of the Board of Directors of the Company determines in its good faith judgment (based on the advice of its financial and legal advisors) to be more favorable to the Company and its stockholders than the transactions contemplated by the Offer and Merger and (ii) simultaneously with such withdrawal, modification or recommendation, the Merger Agreement is properly terminated. The Company has agreed immediately to advise Maxxim of any request for information or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person making any such Acquisition Proposal. The Company has agreed promptly to inform Maxxim of the status and details both orally and in writing (including amendments or proposed amendments) of any such request or Acquisition Proposal or inquiry, and to provide Maxxim promptly with copies of all such written requests, proposals and inquiries.

     DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION. The Merger Agreement provides that the Articles and By-laws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Articles and By-laws on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company ("Indemnified Parties"), unless such modification is required by law.

     The Merger Agreement provides that Maxxim shall either (i) maintain the Company's existing directors' and officers' liability insurance covering those persons who were covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy for a period of six years after the Effective Time, except that Maxxim may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time, provided that in no event shall Maxxim be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company for such insurance and that if the annual premiums of such insurance coverage exceed that amount, Maxxim shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount or (ii) cause Maxxim's directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability policy.

     In the Merger Agreement, Maxxim has agreed, from and after the date of purchase of Shares pursuant to the Offer, to indemnify all Indemnified Parties to the fullest extent permitted by applicable law, including, subject to certain limitations, indemnification for reasonable legal and other expenses, with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or any of its subsidiaries, occurring prior to the Effective Time including, without limitation, the transactions contemplated by the Merger Agreement. If such indemnity will not be available with respect to any Indemnified Party, then the Company and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

     COMPENSATION AND BENEFITS. Pursuant to the Merger Agreement, Maxxim has agreed that, during the period commencing at the Effective Time and ending on the second anniversary thereof, the employees of the Company and its subsidiaries will continue to be provided with employee benefit plans (other than stock option, employee stock ownership or other plans involving the potential issuance of securities of the Company or of Maxxim) which are in the aggregate substantially comparable to those currently provided by the Company and its subsidiaries to such employees. Maxxim will honor employee (or former employee) benefit obligations and contractual rights existing as of the Effective Time and all employment, incentive

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and deferred compensation or severance agreements, plans or policies adopted by the Board of Directors of the Company (or any committee thereof) prior to the date of the Merger Agreement in accordance with their terms.

     OPTIONS. Pursuant to the Merger Agreement, prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof) will adopt appropriate resolutions and take all other actions necessary to provide for the cancellation, effective at the Effective Time of all the outstanding stock options to purchase Common Stock (the "Options") heretofore granted under the Stock Incentive Plan of the Company (the "Stock Plan"). Immediately prior to the Effective Time, (i) each Option, whether or not then vested or exercisable, shall no longer be exercisable for the purchase of shares of Common Stock but shall entitle each holder thereof, in cancellation and settlement therefor, to payments in cash (subject to any applicable withholding taxes and repayment of any outstanding Option Note (as hereinafter defined), the "Cash Payment"), at the Effective Time, or as soon as practicable thereafter, subject to certain considerations, equal to the product of (x) the total number of shares of Common Stock subject to such Option, whether or not then vested or exercisable, and (y) the excess of the Offer Price over the exercise price per share of Common Stock subject to such Option, each such Cash Payment to be paid to each holder of an outstanding Option at the Effective Time and (ii) each share of Common Stock previously issued in the form of grants of restricted stock or grants of contingent shares shall fully vest in accordance with their respective terms. Any then outstanding stock appreciation rights or limited stock appreciation rights shall be canceled as of immediately prior to the Effective Time without any payment therefor. As provided herein, the Stock Plan and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary shall terminate as of the Effective Time. The Company will take all steps to ensure that neither the Company nor any of its subsidiaries is or will be bound by any Options, other options, warrants, rights or agreements which would entitle any Person, other than Maxxim or its affiliates, to own any capital stock of the Company or any of its subsidiaries or to receive any payment in respect thereof. The Company will use its best efforts to obtain all necessary consents to ensure that after the Effective Time, the only rights of the holders of Options to purchase shares of Common Stock in respect of such Options will be to receive the Cash Payment in cancellation and settlement thereof.

     During the Option Exercise Period (which shall not be less than three business days in duration), the Company shall permit holders of stock options issued pursuant to the Company's Stock Plan which shall have become exercisable to exercise such stock options in accordance with the provisions of such Stock Plan, including without limitation those provisions relating to (i) the payment of the exercise price of stock options by the execution of a recourse note (the "Option Note") providing for the payment of all amounts due under such note (A) through deductions from the Merger Consideration which shall become due to the maker of such note at the Effective Time or (B) if the Effective Time shall not occur within 120 days from the date of the Offer Closing (as defined in the Merger Agreement), then on such 120th day and (ii) the payment of the exercise price of stock options by the delivery of shares of Common Stock.

     REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Maxxim and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, employee benefit plans, compliance with laws, litigation, tax matters, action with respect to certain state takeover laws, environmental matters, consents and approvals, material contracts, opinions of financial advisors, undisclosed liabilities and the absence of certain changes with respect to the Company since March 31, 1996.

     CONFIDENTIALITY. The information obtained by Maxxim and the Purchaser pursuant to the Merger Agreement will be subject to the Confidentiality Agreement, dated April 3, 1996, between the Company and Maxxim (the "Confidentiality Agreement") pursuant to which Maxxim has agreed, among other things, to keep confidential certain non-public confidential or proprietary information of the Company furnished to Maxxim by or on behalf of the Company. The Confidentiality Agreement is filed herewith as exhibit (c) and is incorporated herein by reference.

     CONDITIONS TO THE MERGER. Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger is subject to the satisfaction, at or prior to the Effective Time, of the following conditions: (i) to the extent required by applicable law, the Merger Agreement and the Merger shall have been approved and adopted by holders of more than two-thirds of the Shares in accordance with applicable law (if required by applicable law) and the Company's Articles and By-Laws; (ii) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer or the Merger and the transactions contemplated by the Merger Agreement and which is in effect at the Effective Time, PROVIDED, HOWEVER, that, in the case of a decree, injunction or other order, each of the parties shall have used reasonable efforts to prevent the entry of any such decree, injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered;
(iv) no statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered,

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promulgated or enforced by any court or governmental authority which prohibits the consummation of the Offer or the Merger or has the effect of making the purchase of the Shares illegal; and (v) the Purchaser shall have accepted for payment and paid for the Shares tendered pursuant to the Offer. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver of the condition that each of Maxxim and the Purchaser shall have performed in all material respects all obligations and agreements relating to the composition of the Board of Directors of the Company after the closing of the Offer as set forth in the Merger Agreement and payment for the Shares in the Merger to be performed or complied with by them prior to the Effective Time.

     TERMINATION; FEES. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company, (a) by mutual consent of the Company, on the one hand, and of Maxxim and the Purchaser, on the other hand; (b) by either Maxxim, on the one hand, or the Company, on the other hand, if any governmental or regulatory agency shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; (c) by either Maxxim, on the one hand, or the Company, on the other hand, if the Offer shall not have been consummated within six months after commencement of the Offer unless the consummation of the Offer shall not have occurred because of a material breach of any representation, warranty, obligation, covenant, agreement or condition set forth in the Merger Agreement on the part of the party seeking to terminate the Merger Agreement; (d) by Maxxim if the Offer is terminated or expires in accordance with its terms without Purchaser having purchased any Shares thereunder due to a failure to satisfy any of the conditions of the Offer, unless such termination or expiration has been caused by or results from the failure of Maxxim or the Purchaser to perform in any material respect any of their respective covenants or agreements contained in the Merger Agreement; (e) by either Maxxim, on the one hand, or the Company, on the other hand, if the Board of Directors of the Company determines that an Acquisition Proposal will result in a proposal that is is more favorable to the Company and its stockholders than the Offer and the Board of Directors believes (and has been advised in writing by counsel) that a failure to terminate the Merger Agreement and enter into an agreement to effect such other proposal would constitute a breach of its fiduciary duties; and (f) prior to the consummation of the Offer, by the Company, if (i) any of the representations and warranties of Maxxim or Purchaser contained in the Merger Agreement were untrue or incorrect in any material respect when made, (ii) Maxxim or Purchaser shall have breached or failed to comply in any material respect with any of their respective obligations under the Merger Agreement to be complied with at or prior to the consummation of the Offer, or (iii) Maxxim or Purchaser shall have terminated the Offer prior to the consummation of the Offer or the Offer is terminated or expires in accordance with its terms.

     If this Agreement is terminated by Maxxim pursuant to clause (e) of the preceding paragraph or if Maxxim terminates this Agreement by reason of (i) the withdrawal, modification, or amendment of the recommendation of the Offer or the Merger by the Company's Board of Directors, or its resolution to do so, in any respect adverse to Maxxim or the Purchaser, or (ii) a breach by the Company of any of its covenants or agreements in any material respect contained in the Merger Agreement or if, prior to the Offer Closing, any material representation or warranty made by the Company in the Merger Agreement shall prove to have been untrue or incorrect in any material respect when made and as a result thereof Maxxim terminates the Merger Agreement, the Company shall pay to Maxxim, within one business day thereafter, the amount of $3,500,000.

     NO DISSENTERS RIGHTS. Holders of Shares do not have appraisal or dissenters' rights in connection with either the Offer or the Merger.

     RIGHTS AGREEMENT

     The Company has amended the Rights Agreement (the "Rights Amendment") to provide that neither the (i) execution, delivery and performance of the Merger Agreement, (ii) commencement of the Offer nor (iii) acceptance of and payment for Shares by Maxxim or the Purchaser or any of its subsidiaries in accordance with the terms of the Merger Agreement shall (A) trigger the exercisability of the Rights (as defined in the Rights Agreement), (B) cause the separation of the Rights from the certificates representing Shares to which they are attached, (C) cause the occurrence of an Exchange Date (as defined in the Rights Agreement) or a Stock Acquisition Date (as defined in the Rights Agreement) or (D) cause Maxxim, the Purchaser or any of Maxxim's subsidiaries or affiliates to be deemed an Acquiring Person (as defined in the Rights Agreement).

     Copies of the Merger Agreement and the Rights Amendment are filed herewith as exhibits (b) and (d), respectively, and are incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     The Company's Board of Directors unanimously has determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, has approved the Merger Agreement, the Offer and the Merger and recommends that all stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.

     As set forth in the Purchaser's Offer to Purchase, the Purchaser will purchase Shares tendered prior to the close of the Offer if the Minimum Condition shall have been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their Shares in order to wait for the Merger should note that the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied. Under the Virginia Act, the approval of the Board and the affirmative vote of the holders of more than two-thirds of the outstanding Shares are required to approve and adopt the Merger. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder.

     A copy of the press release issued jointly by the Parent and the Company announcing the Offer and the Merger is filed as exhibit (e) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     (b) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

     The Company became a publicly-held company on September 27, 1994 when an affiliate of Carilion Health System ("Carilion"), the former parent of the Company, sold all of the stock in the Company held by it in a public offering. In July 1994, when Carilion was considering a private sale of the Company as an alternative to a public offering, Maxxim had expressed interest in acquiring the Company. These discussions were terminated by the parties without an agreement of any kind being reached.

     On February 2, 1996, Maxxim's financial advisor, Bear, Stearns & Co., Inc., attempted, without success, to contact the Company's financial advisor, Wheat, First Securities, Inc. ("Wheat"), regarding Maxxim's interest in a business combination with the Company. On February 5, 1996, Kenneth W. Davidson, Chief Executive Officer of Maxxim ("Davidson"), telephoned Paul J. Woo, Jr., Chief Executive Officer of the Company ("Woo"), to advise Woo of Maxxim's interest in acquiring the Company and that Maxxim's financial advisor planned to contact Wheat about such interest. Davidson and Woo met on February 12, 1996 and Davidson confirmed Maxxim's interest in acquiring the Company. Woo indicated that while he would advise the Board of Directors of the Company (the "Board") of Maxxim's interest, it was the Company's intention to remain independent and to pursue its long-term strategy for building shareholder value.

     On February 14, 1996, Davidson sent to Woo an offer by Maxxim to purchase all of the outstanding shares of Company Common Stock for a purchase price of $16.00 per share, payable in cash and/or shares of Maxxim common stock. The letter indicated that Maxxim was prepared to present a fully financed cash offer and that the offer was contingent upon negotiation and approval of a definitive merger agreement, satisfactory due diligence review and regulatory approvals. Neither Maxxim nor the Company made this proposal public at the time. On February 15, 1996, all directors of the Company were informed of the Maxxim offer. On February 16, 1996, Woo sent a letter to Davidson indicating that the Board would consider Maxxim's proposal.

     On February 23, 1996, the Board met to commence its consideration of the Maxxim offer. At this meeting, the Board appointed a special committee of outside directors (the "Committee"), comprised of Ms. Nina Novak and Messrs. Thomas A. Allen and J. Hamilton Scherer, for the purpose of evaluating and making recommendations to the Board with respect to the Maxxim offer as well as any other potential transactions which would result in a change in control of the Company and making recommendations to the Board. Wheat presented information regarding Maxxim and the terms of its offer, and Wheat and the Company's legal counsel reviewed various considerations relevant to the Board's evaluation of the Maxxim offer. This meeting was adjourned without the Board taking any action on the Maxxim offer.

     On February 26, 1996, without prior notice to the Company, Maxxim made a public announcement of its offer. At a Board meeting held on February 27, 1996, Company management presented information concerning the Company's strategic plan. Following this presentation, the Board retained Wheat to act as financial advisor to the Company in connection with a potential change in control of the Company. The Board also considered adoption of a shareholder rights plan. At a Board meeting on March 5, 1996, Wheat presented an analysis of the Maxxim offer and advised the Board that the consideration specified, namely, $16.00 per share, was inadequate. The Board then rejected the Maxxim offer of $16.00 per share, which the Board determined was not in the best interests of the Company or its shareholders.

     At the March 5 meeting, the Board gave further consideration to the adoption of a shareholder rights plan. On March 6, 1996, the Board adopted a shareholder rights plan (the "Rights Agreement"). The Rights Agreement provided all Company shareholders (other than the person acquiring shares of Company Common Stock as described below) the right to purchase additional shares of common stock at a substantial discount to the existing market price in the event that (i) any person (other than the Company and its subsidiaries and employee benefit plans) became the beneficial owner of more than 15% of the outstanding Common Stock or (ii) any person who was already a beneficial owner of more than 15% of the outstanding common stock increased its beneficial ownership by more than an additional 2%, in each case without the prior approval of the Board, as well as the right to acquire shares of preferred stock in certain circumstances. On March 7, 1996, Woo sent a letter to Davidson to the effect that the Board was not interested in pursuing Maxxim's $16.00 per share offer.

     On March 11, 1996, Maxxim increased its offer to $17.75 per share, with all other terms of the offer remaining the same as the February 14 offer. The Board met on March 13, 1996 to consider this revised offer and, after receiving the advice of Wheat that the offer was inadequate, rejected the offer as not being in the best interests of the Company and its shareholders. On March 14, 1996, Woo sent a letter to Davidson rejecting Maxxim's $17.75 per share offer.

     On March 21, 1996, the chief executive officer of a company in the industry (the "Other Company") delivered to Woo a letter of intent setting forth proposed terms for an acquisition of all of the outstanding shares of Company Common Stock at a price per share of $21.00, payable in shares of the Other Company's common stock. The letter of intent placed "collars" on the market value of the Other Company's stock of $14.50 and $18.50 per share (the Other Company's stock was trading at $16-5/8 per share on the date of the letter) and was contingent upon negotiation and approval of a definitive merger agreement, shareholder approval, satisfactory due diligence review and regulatory approvals. The letter of intent contained an exclusive dealing provision and provided for a "break up" fee payable by the Company to the Other Company in the amount of $4 million in the event of an acquisition of the Company by a third party. Immediately following receipt of the Other Company's proposal, Woo called the chief executive officer of the Other Company and indicated that he would apprise the Board of the offer. Neither the Other Company nor the Company made this proposal public at the time.

     On March 25, 1996, Maxxim increased its offer to $19.00 per share, payable in cash or Maxxim stock. The Board met on March 25, 1996 to review the Other Company's offer and the revised Maxxim offer, and to consider the alternatives available to the Board in light of the recent developments. The Board determined that it would be in the best interests of the Company and its shareholders for the Company to evaluate all of the strategic alternatives currently available to the Company. The Board then directed Company management and the Board's advisors to initiate a process which would afford all parties interested in pursuing a potential change of control or strategic transaction with the Company an opportunity to receive information concerning the Company and to make proposals which would be in the best interests of the Company and its shareholders. The Board announced its decision to consider strategic alternatives in a press release on March 27, 1996.

     After issuance of the press release, Wheat received a number of inquiries regarding the Company and provided information packages to all qualified parties. Qualified parties which continued to express interest in the Company and which executed a confidentiality agreement were provided an opportunity to review non-public due diligence materials and to meet with Company management. These parties were requested to submit by May 17, 1996 written proposals setting forth the definitive terms and conditions of an offer to acquire all of the outstanding shares of Common Stock of the Company and comments on a proposed form of acquisition agreement. During the weeks leading up to the May 17 deadline, Wheat discussed the terms of potential offers with representatives of the qualified parties involved in the process, including management of and the financial advisors to the Other Company. During such discussions, representatives of the Other Company expressed a willingness to make a potential offer of $23.00 to $25.00 per share, payable in the Other Company's stock. Wheat, Company management and legal counsel conducted due diligence on and met with management of the Other Company for purposes of evaluating such an offer.

     On May 17, the dealine for submission of offers, Maxxim was the only party to submit a definitive offer in accordance with the guidelines established by Wheat. The letter submitted by Maxxim stated that it was prepared to purchase all outstanding shares of Company Common Stock for $20.00 per share, payable in cash (the "Offer"). The Offer also stated that it had been approved by the Maxxim Board of Directors and was not subject to further due diligence. It was accompanied by a letter from Maxxim's primary lender expressing confidence in its ability to provide financing for the transaction. At that time, representatives of the Other Company continued to express their interest in acquiring the Company for between $23.00 and $25.00 per share payable in the Other Company's stock, but indicated that due to another pending acquisition, the Other Company could not make a definitive proposal.

     The Board met on May 22, 1996 to review the alternatives available to the Company as a result of the auction process. Wheat advised the Board that all qualified parties expressing an interest in acquiring the Company had been afforded an equal opportunity to evaluate the Company and submit a proposal. Wheat further advised the Board that the informal interest expressed by the Other Company did not represent a viable alternative to the Maxxim offer due to the fact that the Other Company did not submit a definitive proposal and the numerous other contingencies involved, including without limitation, as well as uncertainties relating to its pending acquisition, questions regarding the rate of penetration of a significant new product in the marketplace, and a substantial drop in the market price of its common stock, due to recent failures to achieve earnings expectations highlighted in a recently released analyst report. At the conclusion of the meeting, without taking any other action related to the Offer, the Board authorized Woo to contact Davidson to indicate that the Board would be willing to pursue a transaction with Maxxim at a price of $23.00 per share.

     Woo conveyed this message to Davidson in a telephone call on May 22. Over the next several days, there were a number of contacts between Wheat and Maxxim's financial advisor concerning the purchase price and other aspects of the Offer. On May 28, 1996, Davidson advised Woo by telephone that Maxxim would not increase its offer. The Board met with its advisors on May 29 and June 1 in order to review the status of the negotiations with Maxxim. The Board also considered uncertainties relating to the Company's ability to pursue its independent strategic plan successfully in the current market environment and the lack of another viable candidate to acquire the Company. The Board once again was advised by Wheat that the Other Company was not in a position at that time to submit a definitive proposal to acquire the Company. At the conclusion of this meeting, the Board directed its advisors to pursue the Offer, and on May 29, 1996, Woo contacted Davidson and indicated the Board's willingness to proceed with negotiations with Maxxim.

     On June 8, 1996 Maxxim provided to the Company a copy of the financing commitment letter which had been issued by Maxxim's primary lender.

     The Board met again on June 8, 1996 and considered the Offer. At the meeting representatives of Wheat reviewed the process and advised the Board, based on various analyses, that the consideration proposed was fair to the Company's shareholders from a financial point of view. Wheat subsequently confirmed the opinion in writing on June 10, 1996. The Committee thereupon determined by unanimous vote that the proposed acquisition of the Company by Maxxim was fair to and in the best interests of the Company and its shareholders and recommended that the full Board approve the Maxxim transaction. After receiving the recommendation of the Committee, the Board, among other things,
(i) determined by unanimous vote that the proposed acquisition of the Company by Maxxim was fair to and in the best interests of the Company and its shareholders, (ii) authorized and approved the Merger Agreement, the Offer and the Merger and (iii) recommended by unanimous vote that the shareholders of the Company accept the Offer and tender their shares pursuant to the Offer.

     On June 10, 1996, Maxxim and the Company executed the Merger Agreement.

     In reaching its conclusions described in paragraph (a) above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

            (i) the unanimous determination of the Special Committee of the
                Board that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and the recommendation of the Special Committee that the Board approve the Merger Agreement, the Offer and the Merger;

            (ii) the opinion of Wheat that as of the date of its opinion the
                 $20.00 per Share in cash to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view. THE FULL TEXT OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM WHEAT IS ATTACHED HERETO AS EXHIBIT (E). STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY;

           (iii) the presentation of Wheat in connection with such opinion, as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger including: (A) a review of financial and other information that was publicly available or furnished to Wheat by the Company's management; (B) a review and analysis of the historical market prices and trading activity of the Shares and for certain publicly traded companies which Wheat deemed relevant; (C) a comparison of the results of operations of the Company and with those of certain publicly traded companies which Wheat deemed relevant; (D) a comparison of the proposed financial terms of the Offer and the Merger with those of certain other mergers and acquisitions which Wheat deemed relevant; and (E) a discounted cash flow analysis of the Company based upon estimates of projected financial performance prepared by management of the Company;

            (iv) the results of the auction process undertaken to solicit proposals from third parties to acquire the Company, and the fact that Maxxim was the only potential acquiror of the Company that submitted a definitive proposal in accordance with the procedures outlined in the auction process;

            (v) the historical and recent market prices of the Shares and the fact that the $20.00 per Share Offer Price represents a substantial premium over the $13.00 per Share market price on February 23, 1996 (the last trading day before the public announcement of Maxxim's initial acquisition proposal) and a substantial premium over the historical trading prices since the Company's initial public offering on September 27, 1994;

            (vi) information with respect to the financial condition, results of operations and business of the Company, on both a historical and prospective basis, and current industry, economic and market conditions;

           (vii) the potential impact of the Offer and the Merger and of alternatives thereto on the Company's business and prospects;

          (viii) the commitment letter received by Maxxim from its financing source with respect to the financing of the Offer and the Merger; and

           (ix) the terms and conditions of the Offer and the Merger, including, without limitation, the fact that, to the extent required by fiduciary obligations of the Board of Directors of the Company to the stockholders under the Virginia Act, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares by a third party, or another type of business combination, on terms more favorable to the Company's stockholders than the Offer and the Merger taken together upon the payment of a $3.5 million termination fee; in assessing the termination fee, the Board and the Special Committee considered the likelihood of any third party making an acquisition proposal for the Company and that the effect of the termination fee would be to increase by the amount of such termination fee the costs to a third party of acquiring the Company.

     The Board of Directors did not assign weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendation as being based on the totality of the information presented to and considered by them.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Wheat is acting as the Company's financial advisor in connection with the Offer and the Merger. Pursuant to its agreement with the Company, Wheat is entitled to a transaction fee of approximately $1.5 million in cash at the closing (less $100,000 previously paid by the Company in connection with the Company's retention of Wheat). In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse Wheat periodically for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify Wheat against certain expenses and liabilities incurred in connection with its engagement, including liabilities under Federal securities laws.

     In the ordinary course of business, Wheat and its affiliates may trade the equity securities of the Company for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Wheat has in the past provided financial advisory and investment banking services to the Company for which services they have received customary fees.

     Wheat is a nationally recognized investment banking firm engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated primary and secondary underwritings, private placements and valuations for corporate and other purposes. The Company selected Wheat as its financial advisor based upon its familiarity with the Company and the industry in which the Company operates and its experience, ability and reputation with respect to mergers and acquisitions.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, during the past sixty days no transaction in the Shares has been effected by the Company or any subsidiary or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described under Item 3, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described under Items 3 and 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) CERTAIN CORPORATE GOVERNANCE PROVISIONS OF THE VIRGINIA ACT.

     The Company is subject to the "affiliated transactions" provisions of the Virginia Act which restrict certain transactions ("Affiliated Transactions") between the Company and any person (an "Interested Shareholder") who beneficially owns more than 10% of any class of the Company's voting securities. These restrictions, which are described below, do not apply to an Affiliated Transaction with an Interested Shareholder who has been such continuously since the date the Company first had 300 shareholders of record or whose acquisition of shares making such person an Interested Shareholder was previously approved by a majority of the Company's Disinterested Directors. "Disinterested Director" means, with respect to a particular Interested Shareholder, a member of the Company's Board of Directors who was (i) a member on the date on which an Interested Shareholder became an Interested Shareholder or (ii) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board of Directors. Affiliated Transactions include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the Company proposed by or on behalf of an Interested Shareholder, or any reclassification, including reverse stock splits, recapitalization or merger of the Company with its subsidiaries, which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than five percent.

     The "affiliated transactions" statute prohibits the Company from engaging in an Affiliated Transaction with an Interested Shareholder for a period of three years after the Interested Shareholder became such unless the transaction is approved by the affirmative vote of a majority of the Disinterested Directors and by the affirmative vote of the holders of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder. Following the three-year period, in addition to any other vote required by law or by the Company's Articles of Incorporation, an Affiliated Transaction must be approved either by a majority of the Disinterested Directors or by the shareholder vote described in the preceding sentence unless the transaction satisfies the fair-price provisions of the statute. These fair price provisions require, in general, that the consideration to be received by shareholders in the Affiliated Transaction (i) be in cash or in the form of consideration used by the Interested Shareholder to acquire the largest number of its shares and
(ii) not be less, on a per share basis, than an amount determined in the manner specified in the statute by reference to the highest price paid by the Interested Shareholder for shares it acquired and the fair market value of the shares on specified dates.

     The Company is also subject to the "control share acquisitions" provisions of the Virginia Act, which provide that shares of the Company's voting securities which are acquired in a "Control Share Acquisition" have no voting rights unless such rights are granted by a shareholders' resolution approved by the holders of a majority of the votes entitled to be case on the election of directors by persons other than the acquiring person or any officer or employee-director of the Company. A "Control Share Acquisition" is an acquisition of voting shares which, when added to all other voting shares beneficially owned by the acquiring person, would cause such person's voting strength with respect to the election of directors to meet or exceed any of the following thresholds: (i) one-fifth, (ii) one-third or (iii) a majority. "Beneficial ownership" means the sole or shared power to dispose or direct the disposition of shares, or the sole or shared power to vote or direct the voting of shares, or the sole or shared power to acquire shares, including any such power which is not immediately exercisable, whether such power is direct or indirect or through any contract, arrangement, understanding, relationship or otherwise. A person shall be deemed to be a beneficial owner of shares as to which such person is entitled, before or after a Control Share

Acquisition, to file a disclosure statement with the Company and demand a special meeting of shareholders to be called for the purpose of considering whether to grant voting rights for the shares acquired or proposed to be acquired. The Company may, during specified periods, redeem the shares so acquired if no disclosure statement is filed or if the shareholders have failed to grant voting rights to such shares. In the event full voting rights are granted to an acquiring person who then has majority voting power, those shareholders who did not vote in favor of such grant are entitled to dissent and demand payment of the fair value of their shares from the Company. The control share acquisitions statute does not apply to an actual or proposed Control Share Acquisition if the Company's Articles or Bylaws are amended, within the time limits specified in the statute, to so provide, or the Acquisition is made pursuant to a merger or tender offer under an agreement to which the Company is a party.

     The Board of Directors of the Company, by approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and the Company by executing the Merger Agreement, have taken all action necessary to exempt the Company from coverage under these statutes with respect to the Offer, the Merger and the transactions related thereto.

     (b) ANTITRUST.

     Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Maxxim and the Company intend to file the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC as soon as practicable (and the Merger Agreement requires that such filing be made within eight business days of the date of the Merger Agreement). The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 P.M., New York City time, on the fifteenth day after the Purchaser has filed its Form. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

     (a)     The Company's Proxy Statement dated December 29, 1995

     (b)     Agreement and Plan of Merger dated as of June 10, 1996

     (c)     Confidentiality Agreement dated April 3, 1996

     (d)     Amendment to Rights Agreement dated as of June 10, 1996

     (e) Press Release dated June 10, 1996, with respect to Merger Agreement and Offer

     (f)     Opinion of Wheat First Butcher Singer dated June 10, 1996

     (g) Letter dated June 14, 1996 from the Company's President and Chief Executive Officer to the Company's stockholders

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                               STERILE CONCEPTS HOLDINGS,
                               INC.

                               By:   /s/ PAUL J. WOO, JR.

                                 Name: Paul J. Woo, Jr.

                                 Title:  President and
                               Chief Executive Officer

Date: June 14, 1996

                                                                      SCHEDULE I

                        STERILE CONCEPTS HOLDINGS, INC.
                               5100 Commerce Road
                            Richmond, Virginia 23234

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about June 14, 1996 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Common Stock, no par value ("Common Stock"), of Sterile Concepts Holdings, Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Maxxim Acquisition Co. (the "Purchaser"), a wholly owned subsidiary of Maxxim Medical, Inc. ("Maxxim"), to a majority of the seats on the Board of Directors of the Company.

     Pursuant to the Agreement and Plan of Merger, dated as of June 10, 1996, among the Company, Maxxim and the Purchaser (the "Merger Agreement"), on June 14, 1996, the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 midnight (New York City time) on June 26, 1996, unless extended in accordance with applicable law and the provisions of the Merger Agreement.

     The information contained in this Information Statement (including information incorporated by reference) concerning Maxxim and the Purchaser and the Maxxim Designees (as defined below) has been furnished to the Company or Maxxim and the Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of June 10, 1996 there were 5,526,384 shares of Common Stock outstanding and 549,616 shares of Common Stock reserved for issuance upon the exercise of options outstanding. The Board of Directors of the Company currently consists of five members and there are currently no vacancies on the Board of Directors. The Board of Directors is divided into three classes and each Director serves a term of three years and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

MAXXIM DESIGNEES

     The Merger Agreement provides that, promptly upon the acceptance for payment, and payment by the Purchaser, in accordance with the Offer for more than two-thirds of the outstanding shares of Common Stock (on a fully diluted basis), the Purchaser will be entitled to designate such number of Directors (the "Maxxim Designees") on the Board of Directors of the Company, rounded up to the next whole number, as is equal to the product of the total number of directors on such Board of Directors (giving effect to the directors designated pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by the Purchaser or Maxxim bears to the total number of Shares then outstanding and the Company and its Board of Directors will, at such time, take any and all such action needed to cause the Purchaser's designees to be appointed to the Company's Board of Directors (including to cause Directors to resign). Notwithstanding the foregoing, neither the Company, Maxxim nor the Purchaser will take any action to remove or replace any member of the Special Committee of the Board of Directors of the Company (the "Special Committee") during the period after consummation of the Offer and prior to the effective time of the merger (the "Effective Time"), and if for any reason during such period there are fewer than two members of the Special Committee on the Company's Board of Directors, the Company, Maxxim and the Purchaser will use their reasonable efforts to ensure that two members ("Continuing Directors") of the Company's Board of Directors are either members of the Special Committee or persons who are neither officers nor employees of the Company or associated or affiliated with, or designated by, Maxxim. In the event that both Continuing Directors resign from the Special Committee, Maxxim, the Purchaser and the Company shall permit the resigning Continuing Directors to appoint their successors in their reasonable discretion. In furtherance of the foregoing, the Company has agreed to increase the size of its Board of Directors, or use its reasonable efforts to secure the resignation of Directors, or both, as is necessary to permit the Maxxim Designees to be elected to Company's Board of Directors.

     For a period ending two days prior to the Effective Time, the composition of the Executive Compensation Committee of the Board of Directors of the Company shall remain the same as the Special Committee of the Board of Directors and the Board of Directors shall not take any action to limit or impair the authority of the Executive Compensation Committee to administer the Company's Stock Incentive Plan; provided, however, that the Executive Compensation Committee will not (i) make any additional grants or awards of any type pursuant to the Stock Incentive Plan, (ii) amend the terms and conditions of any award made pursuant to the Stock Incentive Plan prior to the date of the Merger Agreement, or (iii) have any authority to act with respect to any matters other than those related to options previously granted under the Stock Incentive Plan.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of June 12, 1996, certain information with respect to the beneficial ownership of Common Stock (the only class of the Company's securities entitled to voting rights) by (i) each Director of the Company, (ii) the five most highly compensated executive officers of the Company for fiscal 1995, and (iii) the Company's Directors and executive officers as a group. Unless otherwise indicated, all persons have sole voting and investment power over all shares beneficially owned.

                                                                      SHARES OF           PERCENT
NAME OF BENEFICIAL OWNER                                             COMMON STOCK         OF CLASS
Paul J. Woo, Jr....................................................      79,870(1)           1.4%
Roy R. Martine.....................................................      69,839(1)(2)        1.3
D. Randolph Graham.................................................      36,484(1)             *
Timothy J. Callahan................................................      20,128(1)             *
Hubert A. Davis, Jr................................................      21,018(1)(3)          *
Henry C. Holswade..................................................      29,883(1)(3)          *
Thomas N. Allen....................................................       1,196                *
Nina Novak.........................................................         596                *
J. Hamilton Scherer, Jr............................................       3,696                *
All Directors and Executive Officers as a group (13 persons).......     336,650              6.1%

* Less than 1%

(1) Includes shares that may be acquired upon the exercise of options granted under the Company's Stock Incentive Plan that are exercisable within 60 days of the date hereof in the following amounts: Mr. Martine -- 52,498 shares; Mr. Woo -- 54,870 shares; Mr. Graham -- 23,025 shares; Mr.
    Callahan -- 19,828 shares; Mr. Davis -- 18,063 shares; Mr.
    Holswade -- 18,063 shares; Mr. Allen, Ms. Novak and Mr. Scherer -- 196 shares each; and all Directors and executive officers as a group -- 252,777 shares.

(2) Includes 2,955 shares owned by Mr. Martine's spouse, as to which she has sole voting and investment power.

(3) Voting and investment power are shared with the executive officer's spouse.

     The following table sets forth as of June 12, 1996 the beneficial ownership of Common Stock by all persons who beneficially own five percent or more of the Common Stock, based upon filings with the Securities and Exchange Commission and certain additional information available to the Company. Unless otherwise indicated, all persons have sole voting and investment power over all shares beneficially owned.

NAME & ADDRESS                                   SHARES OF           PERCENT
OF BENEFICIAL OWNER                             COMMON STOCK         OF CLASS
FMR Corp.
82 Devonshire Street
Boston, Massachusetts 02109..................      692,000             12.5%

T. Rowe Price Associates, Inc.
100 East Pratt Street
Baltimore, Maryland 21202....................      499,000              9.0

Miller, Anderson & Sherrerd
One Tower Bridge
West Conshohocken, Pennsylvania 19248........      393,300              7.1

Heartland Advisors
790 North Milwaukee Street
Milwaukee, Wisconsin 53202...................      300,000              5.4

Mellon Bank Corporation
One Mellon Bank Center
Pittsburgh, Pennsylvania 15219...............      282,000              5.1

     On June 12, 1996, there were 112 shareholders of record of the Company's Common Stock.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The Board of Directors of the Company is divided into three classes serving staggered three-year terms. The terms of office of J. Hamilton Scherer, Jr. and Paul J. Woo, Jr. expire at the 1997 Annual Meeting, the term of office of Thomas
N. Allen expires at the 1998 Annual Meeting and the terms of office of Roy R. Martine and Nina Novak expire at the 1999 Annual Meeting.

     The following table lists the Directors and executive officers of the Company and their ages and positions with the Company.

NAME                                        AGE   POSITION
Roy R. Martine...........................   66    Chairman and Director
Paul J. Woo, Jr..........................   51    President, Chief Executive Officer, and Director
D. Randolph Graham.......................   46    Vice President -- Administration, Chief Financial Officer and
                                                    Treasurer
Jeffrey L. Brugh.........................   37    Vice President, Controller and Secretary
Timothy J. Callahan......................   45    Vice President -- Sales
Hubert A. Davis, Jr......................   60    Vice President -- Manufacturing
Henry C. Holswade........................   50    Vice President -- Corporate Relations
John H. Luttgens.........................   33    Executive Vice President -- Western Region
David G. Thomson.........................   47    Vice President -- National Accounts
Robert C. Thaemert.......................   49    Vice President -- National Accounts
Thomas A. Allen..........................   58    Director
Nina Novak...............................   47    Director
J. Hamilton Scherer......................   54    Director

     Messrs. Martine, Woo, Graham, Davis, Brugh and Holswade assumed their positions with the Company in September 1994. Messrs. Callahan, Thomson and Thaemert assumed their positions with the Company in June 1995 and Mr. Luttgens assumed his position with the Company in October 1995. Set forth below is certain information regarding the Directors and executive officers of the Company, including the positions they hold with the Company's wholly owned subsidiary, Sterile Concepts, Inc. ("SCI").

     ROY R. MARTINE became Chairman and a Director of the Company in September 1994 and Chairman of SCI in March 1994. He was Chief Executive Officer of the Company from September 1994, and of SCI from 1984, until June 1995, and was President of SCI from 1984 through March 1994. Mr. Martine retired as an executive officer of the Company and SCI on September 30, 1995, but continues to serve as Chairman and a Director of the Company and SCI and as a consultant to SCI.

     PAUL J. WOO, JR. became Chief Executive Officer of the Company and SCI in June 1995. He has been a Director of the Company since September 1994 and a Director of SCI since 1984. Mr. Woo became President of the Company in September 1994 and President of SCI in March 1994. He was Chief Operating Officer and Secretary of the Company from September 1994, and of SCI from March 1994, until June 1995. Mr. Woo was previously employed by Carilion Health System ("Carilion"), the parent of the Company prior to its initial public offering, where he was Executive Vice President from 1988 through February 1994. His responsibilities at Carilion included serving as Secretary -- Treasurer and a Director of SCI and overseeing the operations of SCI since 1984. Carilion is one of the largest operators of hospitals and affiliated outpatient treatment centers in Virginia.

     D. RANDOLPH GRAHAM became Vice President -- Administration and Chief Financial Officer in June 1994. He was Vice President -- Administration and Planning from June 1991 through May 1994, and Director of Administration and Planning from February 1988 through May 1991.

     JEFFREY L. BRUGH has been Vice President and Controller since June 1991 and was Director of Accounting from November 1984 through May 1991. He became Secretary in June 1995.

     TIMOTHY J. CALLAHAN became Vice President -- Sales in June 1995 and had previously served as Regional Sales Manager since January 1991. Prior to joining SCI, he was Vice President -- Sales of Harbor Medical, Inc.

     HUBERT A. DAVIS, JR. has been Vice President -- Manufacturing since June 1991 and was Vice President -- Operations from 1982 through May 1991.

     HENRY C. HOLSWADE became Vice President -- Corporate Relations in June 1995 and was Vice President -- Sales from May 1987 through May 1995.

     JOHN H. LUTTGENS became Executive Vice President -- Western Region in October 1995 and was President of Medical Design Concepts, Inc. from 1986 until the acquisition of the assets of its customer procedure tray business by SCI in October 1995.

     ROBERT C. THAEMERT became Vice President in June 1995. Mr. Thaemert was a founder of Associated Medical Products Company in 1977 and was President of such company until its acquisition by SCI in May 1995.

     DAVID G. THOMSON became Vice President in June 1995. Mr. Thompson was a founder of Associated Medical Products Company in 1977 and was Treasurer of such company until its acquisition by SCI in May 1995.

     THOMAS N. ALLEN became a Director of the Company in September 1994. He has been Chairman of Acme Markets of Virginia, Inc., a regional supermarket chain, since 1987 and Chairman of East Coast Oil Corporation, an operator of service stations and convenience stores, since 1978.

     NINA NOVAK became a Director of the Company in September 1994 and has been a Director of SCI since 1987. She has been an attorney in private practice since 1977.

     J. HAMILTON SCHERER, JR. became a Director of the Company in September 1994 and has been a Director of SCI since 1987. Mr. Scherer, an investment banker, has been Managing Director and Vice Chairman of Wheat First Butcher Singer since 1992. Previously, he was a Managing Director of NationsBanc Capital Markets, Inc. from 1991 to 1992 and President and Chief Executive Officer of Sovran Investment Corp. from 1988 to 1991.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

     During fiscal 1995, the Board of Directors met nine times. During such period, all of the Directors attended at least 75% of all meetings held of the Board of Directors and all committees on which they serve. The standing committees of the Board of Directors are the Executive Committee, the Audit Committee, the Executive Compensation Committee and the Nominating Committee.

     EXECUTIVE COMMITTEE. Messrs. Martine, Scherer and Woo are members of the Executive Committee. The Company's Bylaws empower the Executive Committee to exercise the full authority of the Board of Directors when it is not in session, except as otherwise provided in the Virginia Stock Corporation Act.

     AUDIT COMMITTEE. Mr. Allen and Ms. Novak are members of the Audit Committee. The Audit Committee reviews the internal controls and the financial reporting process of the Company. The Audit Committee recommends to the Board of Directors the annual appointment of auditors, with whom the Audit Committee will review the scope of audit and non-audit assignments and related fees, accounting principles used by the Company in financial reporting, internal auditing procedures and the adequacy of the internal control procedures of the Company. The Audit Committee met three times during fiscal 1995.

     EXECUTIVE COMPENSATION COMMITTEE. Messrs. Allen and Scherer are members of the Executive Compensation Committee. The Executive Compensation Committee administers the Company's Stock Incentive Plan and makes recommendations to the Board of Directors regarding compensation and benefits for the executive officers. The Executive Compensation Committee also has oversight responsibilities for all broad-based compensation and benefit programs. The Executive Compensation Committee met three times during fiscal 1995.

     NOMINATING COMMITTEE. Messrs. Allen, Scherer and Woo are members of the Nominating Committee. The Nominating Committee recommends to the Board of Directors candidates for election as Directors of the Company and makes recommendations to the Board of Directors regarding Director compensation. The Nominating Committee met once during fiscal 1995.

DIRECTOR COMPENSATION

     Each nonemployee Director of the Company receives an annual retainer of $6,000, board meeting attendance fees of $750 per meeting and committee meeting attendance fees of $250 per meeting. All Directors are reimbursed for expenses incurred in connection with attending board and committee meetings. In addition, on the first day of each fiscal year, each nonemployee Director receives a nonqualified stock option, awarded under the Company's Stock Incentive Plan, to purchase such number of shares of Common Stock as shall be equal to 25% of the annual retainer divided by the closing price of the

Common Stock on the New York Stock Exchange on the preceding day on which the Common Stock was traded (the "Closing Price"). Each such stock option has an exercise price equal to the Closing Price defined above and will become fully exercisable on the first anniversary of the date of grant. No such stock options were granted in fiscal 1994. In fiscal 1995, each nonemployee Director received a nonqualified option to purchase 88 shares of Company stock at an exercise price of $17.00 per share. In fiscal 1996, each nonemployee Director received a nonqualified option to purchase 108 shares of Company stock at an exercise price of $13.88 per share.

                       COMPENSATION OF EXECUTIVE OFFICERS

     The following information relates to all plan and non-plan compensation awarded to, earned by, or paid to the Company's Chairman, its Chief Executive Officer and its four other most highly compensated executive officers (the "Named Executive Officers") during the fiscal year indicated.

     The following information does not reflect any compensation awarded to, earned by, or paid to the Named Executive Officers subsequent to September 30, 1995, except as may otherwise be indicated.

SUMMARY COMPENSATION TABLE

     The following table reflects, for fiscal 1995, 1994 and 1993, the cash and noncash compensation paid by the Company to the Named Executive Officers in all capacities.

                                                                                                 LONG-TERM
                                                                                                COMPENSATION
                                                                                             AWARDS
                                                                                           SECURITIES
                                                            ANNUAL COMPENSATION              UNDER-      PAYOUTS
          NAME AND PRINCIPAL              FISCAL                           OTHER ANNUAL      LYING         LTIP       ALL OTHER
               POSITION                    YEAR      SALARY      BONUS     COMPENSATION     OPTIONS      PAYOUTS     COMPENSATION
Roy R. Martine.........................     1995    $250,000    $45,000              (1)         --            --           --
  Chairman and Director                     1994     173,250     60,395              (1)     52,390      $586,538(2)        --
                                            1993     165,000      8,165              (1)         --            --           --

Paul J. Woo, Jr........................     1995     200,000     36,000              (1)         --            --       $5,393(3)
  President and Chief                       1994     142,000     49,501              (1)     41,370            --        5,393(3)
  Executive Officer                         1993     137,500     20,000              (1)         --            --        5,393(3)

D. Randolph Graham.....................     1995     130,000     23,400              (1)         --            --           --
  Vice President                            1994     100,400     29,056              (1)     14,325            --           --
  Administration, Chief                     1993      95,400     17,554              (1)         --            --           --
  Financial Officer and Treasurer

Timothy J. Callahan....................     1995     154,134      3,426              (1)     11,063            --           --
  Vice President --                         1994     111,571         --              (1)      1,765            --           --
  Sales                                     1993      88,747         --              (1)         --            --           --

Hubert A. Davis, Jr....................     1995     105,420     13,705      $ 13,973(4)         --            --           --
  Vice President --                         1994     100,400     29,056              (1)     11,063       293,269(2)        --
  Manufacturing                             1993      95,400     17,554        15,517(5)         --            --           --

Henry C. Holswade......................     1995     105,420     13,705        15,131(6)         --            --           --
  Vice President --                         1994     100,400     29,056        18,402(7)     11,063       293,269(2)        --
  Corporate Relations                       1993      95,400     17,554        13,063(8)         --            --           --

(1) The named executive officer received certain perquisites and other personal benefits, the amounts of which are not shown because the aggregate amount of such compensation during the fiscal year did not exceed the lesser of $50,000 or 10% of total salary and bonus reported for such executive officer.

(2) Represents deferred payment of amounts earned under a long-term incentive plan which was terminated effective October 1, 1990.

(3) Represents premiums for a split dollar insurance policy.

(4) Includes $6,260 of health insurance premiums and a $3,600 auto allowance paid by the Company.

(5) Includes $5,839 of health insurance premiums and $4,995 of supplemental health and life insurance premiums paid by the Company.

(6) Includes $6,428 of health insurance premiums paid by the Company.

(7) Includes $5,926 of health insurance premiums and $7,326 of supplemental health and life insurance premiums paid by the Company.

(8) Includes $5,839 of health insurance premiums and $4,995 of supplemental health and life insurance premiums paid by the Company.

                          OPTION GRANTS IN FISCAL 1995

The following table represents stock options granted to the Named Executive Officers in fiscal 1995 under the Company's Stock Incentive Plan, which provides for the grant of stock options, stock appreciation rights and restricted shares of stock. No stock appreciation rights or restricted shares of stock were granted in fiscal 1995.

                                                                                                                      POTENTIAL
                                                                                                                     REALIZABLE
                                                                        INDIVIDUAL GRANTS                             VALUE AT
                                                                     PERCENT OF                                    ASSUMED ANNUAL
                                                     NUMBER OF          TOTAL                                      RATES OF STOCK
                                                     SECURITIES        OPTIONS                                          PRICE
                                                     UNDERLYING        GRANTED        EXERCISE                      APPRECIATION
                                                      OPTIONS      TO EMPLOYEES IN      PRICE      EXPIRATION      FOR OPTION TERM
NAME                                                 GRANTED(1)    FISCAL YEAR(2)     PER SHARE       DATE         5%         10%
Timothy J. Callahan...............................     11,063            30.9%         $ 11.75      6/8/2005     $81,894    $206,685

(1) The stock options will become exercisable with respect to one-third of the shares subject thereto on each of the first three anniversaries of June 9, 1995 and will become fully exercisable upon a Change of Control (as defined in the Company's Stock Incentive Plan).

(2) Includes stock options granted to independent sales representatives who are not employees of the Company.

           FISCAL 1995 OPTION EXERCISES AND YEAR-END OPTION VALUES(1)

The following table sets forth information regarding unexercised options to purchase Common Stock granted under the Company's Stock Incentive Plan held by the Named Executed Officers at September 30, 1995.

                                                                                                           VALUE OF
                                                                                                          UNEXERCISED
                                                                                   NUMBER OF              IN-THE-MONEY
                                                                              UNEXERCISED OPTIONS         OPTIONS(2)
NAME                                                                      EXERCISABLE    UNEXERCISABLE    EXERCISABLE
Roy R. Martine.........................................................      17,463          34,927            0
Paul J. Woo, Jr........................................................      13,790          27,580            0
D. Randolph Graham.....................................................       4,775           9,550            0
Timothy J. Callahan....................................................         588          12,240            0
Hubert A. Davis, Jr....................................................       3,688           7,375            0
Henry C. Holswade......................................................       3,688           7,375            0


NAME                                                                     UNEXERCISABLE
Roy R. Martine.........................................................           0
Paul J. Woo, Jr........................................................           0
D. Randolph Graham.....................................................           0
Timothy J. Callahan....................................................     $26,275
Hubert A. Davis, Jr....................................................           0
Henry C. Holswade......................................................           0

(1) This table speaks as of September 30, 1995. All options became immediately exercisable on the date the Board of Directors of the Company approved the Merger.

(2) For purposes of calculating whether an option was "in-the-money," this chart uses the closing price of the Common Stock on the New York Stock Exchange for September 29, 1995 of $13.875.

     Following the consummation of the Offer and immediately prior to the Effective Time of the Merger, each outstanding option shall no longer be exercisable but shall entitle each holder thereof, in cancellation and settlement therefor, to payments in cash, at the effective time of the Merger, equal to the product of (x) the total number of shares of Common Stock subject to such option times (y) the excess of $20.00 over the exercise price per share of Common Stock subject to such option.

EMPLOYMENT AGREEMENTS

     In October 1994, the Company entered into employment agreements with certain executive officers having the following terms: three years in the case of Mr. Woo and Mr. Graham, two years in the case of Mr. Davis and Mr. Holswade, and through September 30, 1995 in the case of Mr. Martine. In June 1995, the Company entered into an employment agreement have a two-year term with Mr. Callahan. Each employment agreement, other than that of Mr. Martine, will be extended for successive one-year terms beginning on the first anniversary of its commencement, unless either the executive officer or the Company gives notice to the other of an election not to extend the term of the employment agreement. The employment agreements provide for base salaries of $250,000 for Mr. Martine, $200,000 for Mr. Woo, $130,000 for Mr. Graham, and $105,420 for Mr. Callahan. Mr. Davis and Mr. Holswade, subject to adjustment by the Board of Directors, as well as performance-based bonuses. Under each of the employment agreements, the Company may terminate the executive officer's employment at any time for "Cause," as defined in the employment agreement, without incurring any continuing obligations to the executive officer. If the Company terminates an executive officer's employment for any reason other than for "Cause" or if an executive officer terminates his or her employment for "Good Reason," as defined in the employment agreement, the Company will remain obligated to continue to provide the compensation and benefits specified in the executive officer's employment agreement for the duration of what otherwise would have been the term of the employment agreement.

     In June 1995, the Company and Mr. Martine entered into an amendment of his agreement under which Mr. Martine resigned as chief executive officer and agreed that, upon his retirement as an employee of the Company as of September 30, 1995, he would continue to serve as Chairman of the Board and would become a consultant to the Company for a period of two years. The amended agreement provides for an annual retainer fee of $80,000 and has termination provisions similar to those outlined above.

CHANGE IN CONTROL PROTECTIONS

     The Company has entered into a severance agreement with each of Mr. Woo and Mr. Graham the terms of which automatically extend for successive one-year periods unless terminated by either party. If the employment of the executive officer is terminated by the Company or its successor (with certain exceptions) for "Good Reason" (as defined in the severance agreement), within 36 months following a "Change in Control" (as defined in the severance agreement) or if the executive officer terminates his employment within a period of 45 days following the first anniversary of the Change in Control, the executive officer will be entitled to receive a cash payment equal to 2.99 times the average annual compensation paid to the executive officer for the five most recent taxable years of the Company ending prior to the Change in Control, as well as the continuation of fringe benefits (including life insurance, disability, medical, dental and hospitalization benefits) for a period of up to twelve months. To the extent the aggregate benefits available to Mr. Woo or Mr. Graham, whether under their respective severance agreements or otherwise, exceed the limit of three times the executive's average base compensation provided in
Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), resulting in the executive officer incurring an excise tax under Section 4999 of the Code or any other taxes or penalties (other than ordinary income or capital gains taxes), the severance agreements require the Company to pay the executive officer an additional amount to cover any such excise taxes or penalties he incurs. Upon a Change in Control (as defined in the severance agreement), all outstanding stock options held by the executive officer will become fully vested and immediately exercisable. In addition the Company's Stock Incentive Plan provides for the acceleration of certain benefits in the event of a change in control (as defined in the Stock Incentive Plan).

RETIREMENT BENEFITS

     Estimated annual benefits under the Company's pension plan and any supplemental retirement plan upon retirement at age 65, determined as of October 1, 1995 to a person with specified earnings and years of pension benefit service, are set forth in the table below.

                  ESTIMATED BENEFITS PAYABLE AT RETIREMENT(1)

                                                                           ESTIMATED ANNUAL BENEFITS FOR REPRESENTATIVE
                                                                                   YEARS OF CREDITED SERVICE(2)
BENEFIT COMPENSATION (3)                                                15         20          25          30          35
$ 50,000...........................................................   $ 9,311    $12,415    $ 15,519    $ 18,623    $ 21,726
 100,000...........................................................    21,311     28,415      35,519      42,623      49,726
 150,000...........................................................    33,311     44,415      55,519      66,623      77,726
 200,000...........................................................    45,311     60,415      75,519      90,623     105,726
 250,000...........................................................    57,311     76,415      95,519     114,623     133,726
 300,000...........................................................    69,311     92,415     115,519     138,623     161,726

(1) Assumes attainment of age 65 in fiscal 1996 and Social Security covered compensation of $27,576.

(2) The projected years of pension benefit service at age 65 for each of the named executive officers are: Roy R. Martine, 14; Paul J. Woo, Jr., 35; D. Randolph Graham, 28; Timothy J. Callahan, 26; Hubert A. Davis, Jr., 18; and Henry C. Holswade, 28.

(3) Benefit Compensation is the average of the highest five consecutive plan year's W-2 earnings (including overtime, bonuses, and commissions preceding the date of determination for benefits accrued through December 31, 1995) and
    W-2 earnings for benefits accrued after that date.

     The estimated benefits assume retirement at age 65 and assume that payments will be made for the lifetime of the participant, which is the normal form of payment under the Company's retirement plan. The estimated retirement benefits reflected above may, in some cases, be based on compensation that exceeds the amount that may be recognized by the plan under the Internal Revenue Code or otherwise exceed the maximum benefit limitations prescribed under the Internal Revenue Code, in which event the excess amount cannot be paid from the Company's retirement plan, but may be paid from the Company's supplemental retirement plan. Such limitations may change from time to time before the individuals in question actually retire.

     The Company's supplemental retirement plan is designed to provide employees with the difference between the benefits they actually accrue under the Company's pension plan and the benefits they would have accrued but for the maximum benefit and compensation limits imposed by law. The supplemental retirement plan provides an additional benefit for certain executives that is designed to provide them with the difference in what they would have received under the pension plan had it not been amended effective January 1, 1996, and what they will actually receive under the pension plan.

     The Company also maintains a defined contribution plan providing for salary deferral elections pursuant to Section 401(k) of the Code and offering eligible employees the opportunity to invest plan contributions in shares of common stock of the Company. Participants are permitted to make salary deferral elections with respect to from 1% to 12% of their compensation. The Company provides a matching contribution equal to 50% of the employees' salary deferral amounts up to 6% of employee compensation. In addition, the Company may make additional profit sharing contributions each year in an amount, if any, determined by the Company from time to time. To date, the Company has not made any discretionary profit sharing contributions.

                    EXECUTIVE COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

     The Executive Compensation Committee (the "Committee") was established in September 1994 and is composed of two non-employee Directors. Neither member of the Committee serves on the board of the other committee member's company or organization and none of the executive officers of the Company serves on the board of any committee member's company or organization. The Committee has access to outside consultants and counsel.

     The Committee has furnished the following report on the Company's executive compensation. This report is required by the rules of the Securities and Exchange Commission. It is not to be deemed incorporated by reference by any general statement which incorporates by reference this Information Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, and it is not to be otherwise deemed filed under either such Act.

     COMPENSATION OBJECTIVES. The objectives of the Company's executive compensation program are: (i) to provide a balanced and competitive total compensation package that will enable the Company to attract, motivate and retain highly qualified executives; (ii) to provide executive officers incentives to enhance the profitability of the Company and (iii) to align the financial interests of the executive officers with those of the shareholders through the use of equity-based compensation. The Committee endeavors to achieve these objectives by basing a substantial portion of executive officer compensation on the attainment of measurable financial performance goals, including growth in revenue, earnings per share and return on equity, and by making equity-based compensation an important component of total executive officer compensation. The Committee has determined the amount of base salary and stock incentives paid or allocated to executive officers primarily through comparison to compensation paid by public companies having comparable revenues, on the basis of information provided by a national compensation consulting firm. The Committee has also considered individual performance and other factors.

     COMPONENTS OF COMPENSATION. The Company's executive compensation program consists of three components: base salary, annual bonus and grants under the Company's Stock Incentive Plan, which provides for awards of stock options, stock appreciation rights and restricted stock. The relative importance of each of these components in an executive officer's total compensation will depend upon his or her level of responsibility with the Company. While base salary is the largest component of the compensation of all executive officers, it constitutes a lesser percentage of the total compensation of the more highly compensated executive officers.

     BASE SALARY. The base salaries provided for in the Company's employment agreements with its executive officers are intended to be slightly below the median compensation paid by comparable companies, many of which are more mature companies which place less emphasis on long-term growth oriented incentives than the Company. Accordingly, as disclosed in the prospectus for the Company's initial public offering, the base salaries for Mr. Martine, Mr. Woo and Mr. Graham were increased by 44%, 41% and 29%, respectively, upon the completion of the offering. The base salaries for vice presidents of the Company were increased by five percent in fiscal 1995.

     ANNUAL BONUS. The Committee has recommended, and the Board of Directors has approved, bonus guidelines for executive officers which are intended to provide incentive and awards to employees who contribute to the Company's attainment of its financial goals. Under the guidelines, the Company can pay to its executive officers annual bonuses of up to 50% of base salary for the chief executive officer, 35% of base salary for the chief financial officer and 30% of base salary for vice presidents, depending upon the extent to which the Company attains its goals. These bonus ranges were determined by comparison to comparable companies and are intended to make available to the executive officers bonuses which are in the mid-range of the group. The Committee may also award additional bonuses based on financial performance. In determining recommended bonus amounts, the Committee also considers the individual performance of the executive officers.

     For purposes of determining fiscal 1995 bonus amounts for the executive officers, including the chief executive officer, the factors that the Committee considered were attainment of the Company's goals for revenues and earnings per share, which were the most heavily weighted factors, and attainment of the expense goals of the department for which each executive officer was responsible. The Committee also considered attainment of certain discretionary, nonfinancial goals relating to the completion of acquisitions and integration of the acquired operations and a reallocation of responsibilities among executive officers. The Committee determined that the goals for revenues and earnings per share were not fully attained but that the expense goals and nonfinancial goals were fully attained. Considering these factors together, the Committee approved bonuses as percentages of base salary for the executive officers consistent with the bonus guidelines described above.

     STOCK INCENTIVE PLAN AWARDS. The Company's Stock Incentive Plan is intended to assist the Company in attracting, motivating and retaining well-qualified executive officers and to increase their identity of interest with the Company's shareholders. In determining the amount of stock options granted to executive officers in connection with the Company's initial public offering in September 1994, the Committee considered the levels of stock option grants typical among the group of comparable companies. The Committee determined that stock option grants to the Company's executive officers should be somewhat greater than the median of this group due to the Company's growth orientation and because base salaries for the Company's executive officers are generally below the median for this group. Moreover, the options granted to executive officers at the time of the initial public offering were to become exercisable over a three-year period.

     In fiscal 1995, executive officers who were granted stock options in connection with the initial public offering did not receive additional stock options. Persons who became vice presidents of the Company in fiscal 1995 were granted options to purchase the same number of shares as may be purchased under the options previously granted to the other vice presidents of the Company.

     CHIEF EXECUTIVE OFFICER COMPENSATION. As discussed above, the base salaries for Mr. Woo and Mr. Martine were increased in connection with the Company's initial public offering. Consistent with the other executive officers who were with the Company at the time of the Company's initial public offering, neither Mr. Woo nor Mr. Martine received any additional stock option grants in fiscal 1995. The annual bonus payments to Mr. Woo and Mr. Martine were determined in the manner described above, except that the attainment of expense goals were tied to Company-wide expenses rather than departmental expenses. Under the bonus guidelines, a higher percentage bonus was paid to Mr. Woo and Mr. Martine than was paid to the Company's other executive officers, which is consistent with the overall approach of the Company's executive compensation program of making a greater percentage of the chief executive officer's total compensation dependent upon Company performance.

     December 19, 1995                          EXECUTIVE COMPENSATION COMMITTEE

                                                     Thomas N. Allen
                                                     J. Hamilton Scherer, Jr.

                              CERTAIN TRANSACTIONS

     On May 1, 1995, the Company, through SCI, purchased all of the outstanding shares of stock in Associated Medical Products Company ("AMP") for approximately $6.9 million. The AMP stock was purchased from Robert C. Thaemert and David G. Thomson, each of whom became a Vice President of the Company in connection with the transaction.

     On October 2, 1995, SCI purchased from Medical Design Concepts, Inc. ("MDC") substantially all of the assets used in its custom procedure tray business, excluding all assets used in its sterilization business, for a purchase price of approximately $18 million. In connection with the purchase of the MDC assets, SCI entered into a Sterilization Agreement with MDC under which MDC agreed to provide sterilization services to SCI. In February 1995, the Company entered into a Distribution Agreement with Professional Hospital Supply, Inc. ("PHS") under which PHS agreed to provide distribution services to the Company, which agreement was amended in connection with the MDC acquisition. Payments made by the Company to MDC under the Sterilization Agreement during the period from October 2, 1995, through December 1, 1995, totaled $104,140. Purchases by PHS from the Company under the Distribution Agreement during the period from October 2, 1995, to December 1, 1995, were $4,257,972. John H. Luttgens, who became Executive Vice President -- Western Region of the Company upon completion of the MDC acquisition, was President of MDC prior to joining the Company. Mr. Luttgens' spouse is President of PHS and Mr. Luttgens' father-in-law is the sole shareholder of both MDC and PHS.

     During fiscal 1995, the Company received investment banking advisory services under an agreement with Wheat, First Securities, Inc.of which J. Hamilton Scherer, Jr., a Director of the Company, is Managing Director and Vice Chairman.

     James C. Martine, who is the son of Roy R. Martine, Chairman and a Director of the Company, is an independent sales representative of the Company. He is compensated by the Company on the same terms and conditions as other independent sales representatives of the Company. The Company pays gross commissions to James C. Martine, out of which he pays all expenses associated with his sales operations, including compensation paid to six sales representatives who work for him. Total commissions paid to James C. Martine by the Company during fiscal 1995 were $893,431.

                COMPLIANCE WITH EXCHANGE ACT FILING REQUIREMENTS

     Under the securities laws of the United States, the Company's Directors, executive officers and any persons holding 10% or more of the Common Stock are required to report their ownership of the Company's securities and any changes in that ownership to the Securities and Exchange Commission and the New York Stock Exchange. Based solely on the Company's review of the copies of such reports it has received and written representations from certain reporting persons that they were not required to file a Form 5 for fiscal 1995, the Company believes that all of these filing requirements were satisfied by such persons, except that J. Hamilton Scherer, Jr. filed a Form 4 relating to his purchase of Company securities late.

                  INFORMATION WITH RESPECT TO MAXXIM DESIGNEES

     As of the date of this Information Statement, Maxxim has not determined who will be Maxxim Designees. Maxxim Designees shall be selected from among the following persons.

     The following table sets forth the name, business address, present principal occupation and material positions and occupations within the past five years of the persons who may be Maxxim Designees. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal address at the offices of Maxxim Medical, Inc., a Texas Corporation ("Parent"), Maxxim or the Purchaser, 104 Industrial Boulevard, Sugar Land, Texas 77478. None of the persons listed below owns any Common Stock; or rights to acquire any Common Stock; is a director of or holds any position with the Company; or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities Exchange Commission.

                                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS
  NAME AND BUSINESS ADDRESS       AGE        HELD DURING PAST FIVE YEARS, AND BUSINESS ADDRESS THEREOF
Kenneth W. Davidson...........    48      Chairman of the Board, President and Chief Executive Officer of
                                            Parent
Peter M. Graham...............    49      Treasurer, Executive Vice President and Chief Operating Officer
                                            of Parent
David L. Lamont...............    49      Vice President, Group Vice President of Parent
Alan S. Blazei................    40      Vice President, Controller of Parent
Ernest J. Henley, Ph.D........    69      Director of Parent

     KENNETH W. DAVIDSON has served as a director since 1982 and as Chairman of the Board of Directors, Chief Executive Officer and President of the Parent since November 1986. Prior to that time, Mr. Davidson was the Corporate Director of Business Development at Intermedics Incorporated, which is principally a manufacturer of implantable medical devices such as pacemakers and is also a principal shareholder of the Company.

     PETER M. GRAHAM has served the Parent as Executive Vice President since January 1986, Treasurer of the Parent since April 1987, and as Chief Operating Officer since January 1987.

     DAVID L. LAMONT has been Vice President of the Parent since March 1988 and Group Vice President since July 1993. From January 1992 to July 1993 Mr. Lamont was President, Argon Medical division of Maxxim.

     ALAN S. BLAZEI was elected as an executive officer of the Company in December 1990 with the title of Vice President, Controller. Prior to that time and since March 1986, Mr. Blazei was Vice President-Finance and Controller of NTRON Electronics, Inc., a manufacturer of nerve stimulation devices acquired by Maxxim in 1989.

     ERNEST J. HENLEY, PH.D., has been a director and a consultant to the Parent since 1976. Dr. Henley's principal employment for more than the past five years has been as a Professor of Chemical Engineering at the University of Houston.

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